

February 22, 2019

By E-Mail

Katherine D. Ashley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005

   Re: **Gannett Co., Inc.**
     Soliciting Materials filed pursuant to Rule 14a-12
     Filed on February 20, 2019
     File No. 001-36874

Dear Ms. Ashley:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that "All of the proposed nominees are affiliated with MNG and/or its majority shareholder, Alden Global Capital, and given MNG's acknowledgment that these nominations are intended to advance its efforts to acquire Gannett, they appear to have clear conflicts of interest."

2. On a related note, and with a view toward revised future disclosure, please tell us whether MNG's nominees, even if they are affiliated with MNG and/or Alden Global Capital would have to comply with their fiduciary duties in determining whether MNG's offer is in the best interests of the company and its security holders.

Katherine D. Ashley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
February 22, 2019
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions